 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

Sondors, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-1040190
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(Full mailing address of principal executive offices)

(310) 487-4889

Issuer’s telephone number, including area code

SONDORS, INC.

FOR THE PERIOD ENDED JUNE 30, 2017 (unaudited)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to Sondors, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Overview

We were incorporated in Delaware on March 15, 2017. We were formed to market and sell the existing line of SONDORS electric bikes and may design, market, and sell new models, pursuant to a royalty-free license granted by Sondors Global, LLC, which holds the patents, trademarks, and other intellectual property for SONDORS electric bikes. We purchase our electric bikes, components, and accessories from an affiliated entity, Sondors, Inc., a California corporation (“Sondors Manufacturing”), for cost plus up to 5%. Sondors Manufacturing was previously in the business of manufacturing SONDORS electric bikes, components, and accessories, as well as marketing and selling SONDORS electric bikes, components, and accessories. However, Sondors Manufacturing has ceased marketing and selling activities. Sondors Manufacturing has a license from Sondors Global, LLC, to manufacture SONDORS electric bikes.

Results of Operations for the Period Ended June 30, 2017

Gross profit was $74,475 for the period ended June 30, 2017. Sales of electric bikes and accessories totaled $306,067. Cost of goods sold totaled $231,592 and was related to product costs and freight costs.

Advertising and marketing expenses were $106,051 for the period ended June 30, 2017 and were related primarily to advertising and marketing agency costs.

Design and development expenses were $2,325 for the period ended June 30, 2017 and were related to website design, development, and maintenance costs.

General and administrative expenses were $25,605 for the period ended June 30, 2017 and were related primarily to consulting and accounting costs.

Liquidity and Capital Resources

To date, our operations have been funded through the sale of our electric bikes. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements.

We have an accumulated deficit at June 30, 2017 of $59,466. At June 30, 2017, the Company had cash of $792,488. We are seeking to raise $49,999,995 through an offering under Regulation A (Tier 2).

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Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

Period Ended
June 30, 2017
Net cash provided by:
Operating activities	$792,488

Operating Activities

Cash provided by operating activities was $792,488 for the period ended June 30, 2017 and was related to the Company’s net loss and changes in working capital. The main source of positive cash flows is the cash receipts related to deferred revenue, net of the payments made to a related party for deposits on the related inventory.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

Currently, we primarily market and sell our electric bikes online. In the future, we intend to open showrooms to market and sell our electric bikes.

Our key milestones include the following:

November 2017 – February 2018

●	Increase e-commerce presence and sales in Europe, Asia, India, and Australia.

●	Expand operations logistics for shipping and warehousing

●	Establish localized customer support operations internationally

March 2018 – May 2020

●	Increase e-commerce presence and sales in New Zealand, Africa, Central and South America.

●	Continue expanding operations logistics for shipping and warehousing

●	Continue to increase localized customer support operations into new locations internationally

●	Open our first 100 SONDORS showrooms

●	Open our first 20 SONDORS rental locations

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we did not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales.

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If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the date of Inception filed with its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the period ended June 30, 2017 are not necessarily indicative of the results that can be expected for the year ending December 31, 2017.

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SONDORS, INC.

BALANCE SHEET

(UNAUDITED)

June 30, 2017

ASSETS

Current Assets
Cash and equivalents	$792,488
Inventory deposits to related party	987,025
Prepaid expenses	54,160
Total Current Assets	1,833,673

Total Assets	$1,833,673

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$3,323
Accrued liabilities	82,676
Deferred revenue	1,806,482
Total Current Liabilities	1,892,481

Stockholders’ Deficit
Common stock: 20,000,000 shares authorized; $0.0001 par value; 6,583,335 shares issued and outstanding	658
Subscription receivable	—
Accumulated deficit	(59,466)
Total Stockholders’ Deficit	(58,808)
Total Liabilities and Stockholders’ Deficit	$1,833,673

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

Period Ended
June 30, 2017
Revenues	$306,067
Cost of goods sold	231,592
Gross profit	74,475

Operating Expenses
Advertising and marketing	106,051
Design and development	2,325
General and administrative	25,605
Total Operating Expenses	133,981
Operating Loss	(59,506)

Other Income
Interest income	40
Net Loss	$(59,466)

Net Loss per Common Share – Basic and Diluted:	$(0.01)
Weighted Average Common Shares Outstanding – Basic and Diluted	6,583,335

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

STATEMENT OF CASH FLOWS

(UNAUDITED)

Period Ended
June 30, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(59,466)
Changes in operating assets and liabilities:
Prepaid expenses	(54,160)
Inventory deposits to related party	(986,367)
Accounts payable and accrued liabilities	85,999
Deferred revenue	1,806,482
Net cash provided by operating activities	792,488

Increase in cash and equivalents	792,488
Cash, Beginning of Period	—
Cash, End of Period	$792,488

Supplemental Cash Flow Information:
Cash paid during the period for:
Income taxes	$—
Interest	$—

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

STATEMENT OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Common Stock
	Shares	Amount	Subscription Receivable	Accumulated Deficit	Stockholders’ Deficit
Balance at March 15, 2017 (Inception)	6,583,335	$658	$(658)	$—	$—
Payment of subscription receivable	—	—	658	—	658
Net loss	—	—	—	(59,466)	(59,466)
Balance at June 30, 2017	6,583,335	$658	$—	$(59,466)	$(58,808)

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2017

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Sondors, Inc. (which may be referred to as “Sondors,” the “Company,” “we,” “us,” or “our”) was incorporated on March 15, 2017 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Malibu, California.

We were formed to market and sell the existing line of Sondors brand (“SONDORS”) electric bikes and to design, market and sell new models, pursuant to a royalty free license granted by Sondors Global, LLC, a related party entity, which holds the patents, trademarks and other intellectual property for SONDORS electric bikes. We sell our products in North America and Europe through our online store. We purchase our electric bikes, components and accessories from an affiliated entity, Sondors, Inc., a California corporation (“Sondors Manufacturing”), for cost plus up to 5%, subject to a finalized agreement. Sondors Manufacturing has a license from Sondors Global, LLC, to manufacture SONDORS electric bikes.

BASIS OF PRESENTATION

Sondors, Inc. prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the period ended June 30, 2017 are not necessarily indicative of the results that may be expected for the period ending December 31, 2017. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the period ended March 15, 2017 filed in the Company’s Form 1-A have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the period ended March 15, 2017 included within the Company’s Form 1-A as filed with the Securities and Exchange Commission.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

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Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is recorded when orders are fulfilled. The Company recognized deferred revenue in all instances where the product has not yet been delivered.

Sales Taxes

The Company collects sales tax from customers and remits the entire amount to the applicable sales tax jurisdictions. The Company excludes sales tax from revenues and cost of goods sold.

Warranty Costs

The Company’s products are subject to a standard 30-day warranty. Historically, warranty costs have been minimal, and the related expense has been recorded at the time the warranty service is performed. Accordingly, no warranty reserve has been recorded at June 30, 2017.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At June 30, 2017, $292,488 of the Company’s cash balance was uninsured. The Company has not experienced any losses in such accounts.

During the period ended June 30, 2017, the Company had a related-party supplier that accounted for 100% of its product purchases.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from potentially dilutive common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the period ended June 30, 2017, the Company had no dilutive securities outstanding.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, with the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance establishes a five-step model to achieve that core principle and also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. ASU 2014-09 will be effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its operating results and financial position.

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NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company only recently commenced operations and has an accumulated deficit of $59,466. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from its anticipated Regulation A (Tier 2) offering, and if needed, additional debt and/or equity financings.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of is planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the period ended June 30, 2017, the Company paid inventory deposits totaling $987,025 to Sondors Manufacturing, an affiliated entity owned by our Chief Executive Officer, to pay for supplier deposits on inventory.

We purchase our products that are sold to our customers from Sondors Manufacturing for cost plus 5% under an arrangement with no stated end date. During the period ended June 30, 2017, fulfilled product purchases from this related party totaled $197,381.

NOTE 5 – SUBSEQUENT EVENTS

The Company’s Regulation A offering, which contemplates selling shares of common stock at $15.00 per share, was qualified in August 2017. Since that time, the Company has drawn funds out of escrow totaling $337,264. The offering is ongoing.

The Company has evaluated subsequent events that occurred after June 30, 2017 through November 9, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
1.0*	Posting Agreement with StartEngine Crowdfunding, Inc.
2.1*	Certificate of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Agreement

Notes:

* Previously filed

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Sondors, Inc.

Date: November 9, 2017	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer

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